SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Emergent Group Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

29089V–20–3

(CUSIP Number)

Rex T. Clevenger

Executive Vice President and Chief Financial Officer

Universal Hospital Services, Inc.

7700 France Avenue South, Suite 275

Edina, Minnesota 55435–5228

Telephone: (952) 893–3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29089V–20–3

1.	Names of Reporting Persons: Universal Hospital Services, Inc.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 3,280,775(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 3,280,775(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,280,775(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.17%(2)

14.	Type of Reporting Person: CO

(1)           3,280,775 shares of Emergent Group Inc. common stock owned or controlled by Emergent Group Inc.’s executive officers and directors and a member of the immediate family of one of such persons are subject to Tender and Voting Agreements with Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (discussed in Item 5 below).  The 3,280,775 shares are comprised of 3,094,775 issued and outstanding shares and 186,000 non–vested restricted shares.

(2)           Calculation is based on 6,955,258 shares issued and outstanding as of February 4, 2011, as represented by Emergent Group Inc. in the Agreement and Plan of Merger described in Item 3 hereof and attached as Exhibit 2.1 to Universal Hospital Services, Inc.’s Current Report on Form 8–K filed on February 7, 2011, which includes 214,098 shares of non–vested restricted stock.

CUSIP No. 29089V–20–3

1.	Names of Reporting Persons: Sunrise Merger Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 3,280,775(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 3,280,775(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,280,775(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.17%(2)

14.	Type of Reporting Person: CO

(1)           3,280,775 shares of Emergent Group Inc. common stock owned or controlled by Emergent Group Inc.’s executive officers and directors and a member of the immediate family of one of such persons are subject to Tender and Voting Agreements with Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (discussed in Item 5 below).  The 3,280,775 shares are comprised of 3,094,775 issued and outstanding shares and 186,000 non–vested restricted shares.

(2)           Calculation is based on 6,955,258 shares issued and outstanding as of February 4, 2011, as represented by Emergent Group Inc. in the Agreement and Plan of Merger described in Item 3 hereof and attached as Exhibit 2.1 to Universal Hospital Services, Inc.’s Current Report on Form 8–K filed on February 7, 2011, which includes 214,098 shares of non–vested restricted stock.

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.04 per share (the “Shares”) of Emergent Group Inc., a Nevada corporation (“Emergent Group”).  The principal executive office of Emergent Group Inc. is located at 10939 Pendleton Street, Sun Valley, California 91352.

Item 2.	Identity and Background.

Universal Hospital Services, Inc.

Pursuant to Instruction C of Schedule 13D, the information required regarding Universal Hospital Services, Inc.’s officers and directors is set forth on Schedule A hereto, which is incorporated herein by reference.

This statement on Schedule 13D is filed by Universal Hospital Services, Inc., a Delaware corporation (“UHS”).  UHS is a provider of medical equipment management and service solutions to the U.S. health care industry.  The principal business and principal offices of UHS are located at 7700 France Avenue South, Suite 275, Edina, Minnesota 55435.

During the last five years, neither UHS nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither UHS nor, to the best of its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sunrise Merger Sub, Inc.

Pursuant to Instruction C of Schedule 13D, the information required regarding Sunrise Merger Sub, Inc.’s officers and directors is set forth on Schedule B hereto, which is incorporated herein by reference.

This statement on Schedule 13D is filed by Sunrise Merger Sub, Inc., a Nevada corporation (“Merger Sub”).  Merger Sub is a direct wholly owned subsidiary of UHS and has not conducted any business other than in respect to the potential acquisition of all the outstanding Shares.  The principal business and principal offices of Merger Sub are located at 7700 France Avenue South, Suite 275, Edina, Minnesota 55435.

During the last five years, neither Merger Sub nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Merger Sub nor, to the best of its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Merger Agreement

On February 6, 2011, UHS and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emergent Group.  Pursuant to the Merger Agreement, Parent and Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Shares at a purchase price of $8.46 per share in cash to be followed by a merger of Merger Sub with and into Emergent Group with Emergent Group surviving as a wholly owned subsidiary of UHS (the “Merger”).

The Merger is expected to be completed within 45 to 90 days after February 6, 2011.  The consummation of the Offer and the Merger are subject to various closing conditions, including the tender of sixty five percent (65%) of the Shares, the expiration of a twenty—one day “go—shop” period and other customary conditions.  The Offer is not subject to a financing condition. The Merger Agreement also includes customary termination provisions for both UHS and Emergent Group and provides that, in connection with the termination of the Merger Agreement under specified circumstances, Emergent Group will be required to pay UHS a termination fee of $2,235,000.

In connection with the Offer and pursuant to the terms and conditions of the Merger Agreement, Emergent Group granted to Merger Sub an irrevocable option (the “Top—Up Option”) for so long as the Merger Agreement has not been terminated pursuant to its terms to purchase from Emergent Group up to the number (but not less than that number) of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Sub at the time of the exercise of the Top—Up Option, constitutes at least one Share more than ninety percent (90%) of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top—Up Option.

The Merger Agreement also includes a provision pursuant to which Emergent Group may initiate, solicit and encourage competing bids from the date of the Merger Agreement through February 27, 2011 (the “Go—Shop Period”), and may continue to negotiate beyond the Go—Shop Period with any party that submitted a takeover proposal during the Go—Shop Period that Emergent Group’s Board of Directors determines in good faith constitutes, or is reasonably likely to lead to, a superior proposal.  Under the terms of the Merger Agreement, after the expiration of the Go—Shop Period, Emergent Group may not solicit or support any alternative acquisition proposals (subject to customary exceptions for Emergent Group’s Board of Directors to respond to unsolicited proposals in the exercise of its fiduciary duties).

The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to UHS entering into the Merger Agreement, shares owned or controlled by Emergent Group’s executive officers and directors are subject to a Tender and Voting Agreement with UHS and Merger Sub (the “Tender Agreements”).  Pursuant to the Tender Agreements, each of the parties thereto (the “Supporting Stockholders”) has agreed, among other things: (i) to tender in the Offer all of his Shares; and (ii) that, in the event a vote of Emergent Group’s stockholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, he will vote all of his Shares (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith. The Tender Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

The names of the Supporting Stockholders and the number of Shares and the percentage ownership that are subject to the Tender Agreements are set forth on Schedule C hereto, which is incorporated herein by reference.  The foregoing summary description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements filed as Exhibits 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.9 hereto, which are incorporated herein by reference.

The Tender Agreements were entered into as a condition to UHS’s and Merger Sub’s willingness to enter into and perform their obligations under the Merger Agreement.  UHS and Merger Sub requested that each Supporting Stockholder enter into a Tender Agreement, and each Supporting Stockholder agreed to do so in order to induce UHS and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement.  Neither UHS nor Merger Sub paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender Agreements.

Item 4.	Purpose of Transaction.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.

As further described in Item 3 above, this statement on Schedule 13D relates to the Offer, the Merger, the Merger Agreement and the Tender Agreements.  The purpose of entering into the Merger Agreement and the Tender Agreements, and the purpose of the Offer, is to enable UHS and Merger Sub to acquire control of, and ultimately the entire equity interest in, Emergent Group.  At the effective time of the Merger, the separate existence of Merger Sub will cease and Emergent Group will continue as the surviving corporation and as a wholly owned subsidiary of UHS.  Each Share issued and outstanding immediately prior to the Merger will be automatically cancelled and converted into the right to receive an amount in cash per share equal to $8.46 as described in the Merger Agreement.  In addition, each option to purchase Shares, whether vested or unvested, will be terminated and cancelled in exchange for the right to receive an amount payable in cash as described in the Merger Agreement; each share of restricted stock, whether or not vested or exercisable, will be cancelled and converted into the right to receive an amount payable in cash as described in the Merger Agreement; and each outstanding warrant to acquire Shares will be cancelled and converted into the right to receive an amount payable in cash as described in the Merger Agreement.  Following the Merger, Emergent Group will not continue to be publicly traded, and the registration of the Shares under the Securities Exchange Act of 1934 will be terminated.  The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, the directors of Merger Sub immediately prior to the effective time of the Merger and the officers of Emergent Group immediately prior to the effective time of the Merger will be the directors and officers, respectively, of Emergent Group following the Merger.  Pursuant to the terms of the Merger Agreement, the certificate of incorporation of Emergent Group will be the certificate of incorporation of Emergent Group following the Merger.  The bylaws of Emergent Group as in effect immediately prior to the effective time of the Merger will be the bylaws of Emergent Group following the Merger. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to Sections 2.5 of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Except as described herein, neither UHS nor, to the best of its knowledge, any of its executive officers or directors, has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information provided and incorporated by reference in Items 3 and 4 of this statement on Schedule 13D is hereby incorporated by reference.

UHS may be deemed to beneficially own an aggregate of 3,280,775 Shares as a result of and subject to the terms of the Tender Agreements, pursuant to which UHS may be deemed to share the power to vote and dispose of such Shares for the limited purposes described in Item 3 above.  Such Shares constitute approximately 47.17% of the issued and outstanding Shares based on the number of Shares issued and outstanding at February 4, 2011.

Except as described herein, neither UHS nor, to the best of its knowledge, any of its executive officers or directors, beneficially owns any Shares or effected any transaction in Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided and incorporated by reference in Items 3, 4 and 5 of statement on Schedule 13D is hereby incorporated by reference.

Other than as described in this statement on Schedule 13D, neither UHS nor, to the best of its knowledge, any of its executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Emergent Group, including but not limited to, the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2.1

Agreement and Plan of Merger, dated February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Emergent Group Inc. (incorporated by reference to Exhibit 2.1 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.2

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.3

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.4

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.5

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.6

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.7

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.8	Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron

(incorporated by reference to Exhibit 2.8 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.9

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 99.1	Joint Filing Agreement, dated February 16, 2011, between Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc.

(Remainder of page intentionally left blank; signature page follows)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2011

Universal Hospital Services, Inc.

	By:	/s/ Rex T. Clevenger
Rex T. Clevenger
Executive Vice President and Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of Universal Hospital Services, Inc.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of UHS.  The current business address of each of these individuals is 7700 France Avenue South, Suite 275, Edina, Minnesota 55435.  Each such individual is a citizen of the United States of America.

Directors

Director	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gary D. Blackford	Chairman of the Board of Directors and Chief Executive Officer of UHS since 2007 and, prior to that time, President, Chief Executive Officer and a member of the Board of Directors of UHS since 2002.

Bret D. Bowerman

Director and member of Audit Committee of UHS Board of Directors since 2007; Principal of Irving Place Capital, which is a leading institutional private equity firm focused on making equity investments in middle—market companies and was formerly known as Bear Stearns Merchant Banking (“BSMB”), since 2007; research analyst at investment manager GoldenTree Asset Management from 2006 to 2007.

David Crane

Director and member of Compensation Committee of UHS Board of Directors since 2008; Executive Chairman of NewHope Bariatrics, Inc., which, in partnership with physicians, owns and manages ambulatory surgery centers dedicated to meeting the needs of the morbidly obese patient; senior advisor regarding healthcare matters of Irving Place Capital, which is a leading institutional private equity firm focused on making equity investments in middle—market companies and was formerly known as BSMB, since 2007.

David Dovenberg	Advisor to Audit Committee of UHS Board of Directors since 2008; non —Executive Chairman of the UHS Board of Directors from 2004 to 2008.

John B. Grotting

Director since 2010; Operating Partner of Frazier Healthcare Partners, which provides venture and growth equity capital to biopharmaceutical companies, medical device companies and healthcare service companies, since 2010; Chief Executive Officer of Ascent Healthcare Solutions, Inc., a medical device re—processor, from 2004 to 2009.

John D. Howard

Director since 2007; Chief Executive Officer of Irving Place Capital, which is a leading institutional private equity firm focused on making equity investments in middle—market companies and was formerly known as BSMB, since November 2008; prior to November 2008, founder and Chief Executive Officer of BSMB and a Senior Managing Director of the

Director	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
investment bank Bear, Stearns & Co. Inc.

Robert Juneja

Director and Chairman of Compensation Committee of UHS Board of Directors since 2007; Senior Managing Director and Partner of Irving Place Capital, which is a leading institutional private equity firm focused on making equity investments in middle—market companies and was formerly known as BSMB; formerly a Senior Managing Director of Bear, Stearns & Co. Inc.

Mark M. McKenna	Director and member of Compensation Committee of UHS Board of Directors since 2008; retired as the President and Chief Executive Officer of Novation, LLC, a health care services company, in 2006.

Kevin L. Roberg

Director and Chairman of Audit Committee of UHS Board of Directors since 2007; founder and, since 1998, Managing Partner of Kelsey Capital Management, a private investment firm; General Partner with the Menlo Park, California—based health care venture capital firm Delphi Ventures since 1999; served as interim Chairman and Chief Executive Officer of ProStaff, Inc. from 2007 to 2008.

Barry P. Schochet

Director and member of Audit Committee of UHS Board of Directors since 2008;  President and Chief Executive Officer of BPS Health Ventures, LLC, a health care consulting and equity investment firm, since 2005.

Officers

Officer	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gary D. Blackford	Chairman of the Board of Directors and Chief Executive Officer of UHS since 2007 and, prior to that time, President, Chief Executive Officer and a member of the Board of Directors of UHS since 2002.

Robert Brooks	Senior Vice President of Field Operations at UHS since 2010 and, prior to that time, Regional Vice President of Operations at UHS since 2005.

Walter T. Chesley	Senior Vice President of Human Resources and Development at UHS since 2003.

Rex T. Clevenger	Executive Vice President and Chief Financial Officer at UHS since 2007 and, prior to that time, Senior Vice President and Chief Financial Officer at UHS since 2004.

Officer	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William Heintze	Senior Vice President of Strategic Sales at UHS since 2009 and, prior to that time, Senior Vice President of National Accounts at UHS since 2004.

Timothy W. Kuck

Executive Vice President of Strategy and Business Development at UHS since 2010; prior to that time, Executive Vice President and Chief Operating Officer at UHS since 2007; prior to that time,  Senior Vice President of Operations at UHS since 2005.

David Lawson

Senior Vice President of Information and Strategic Resources at UHS since 2007 and, prior to that time, Senior Vice President of Technology, Professional Services, Marketing and Facilities at UHS since 2002.

Scott M. Madson

Controller and Chief Accounting Officer at UHS since 2006 and named a Vice President of UHS in 2008; prior to that time, Controller at Nextel Partners, Inc., a wireless telecommunications provider and predecessor to Sprint Nextel Corporation, from 2004 to 2006.

Jeffrey L. Singer	Executive Vice President, Sales and Marketing at UHS since 2007 and, prior to that time, Senior Vice President of Asset Optimization at UHS since 2003.

Diana J. Vance—Bryan

Executive Vice President of Operations at UHS since 2011; prior to that time, Senior Vice President and General Counsel at UHS since 2006; prior to that time, Vice President and General Counsel of Novartis Nutrition Corporation, a leading manufacturer of medical nutrition products.

Robert Zdon	Senior Vice President of Corporate Operations at UHS since 2010 and, prior to that time, Regional Vice President of Operations since 2005.

SCHEDULE B

Directors and Executive Officers of Sunrise Merger Sub, Inc.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Merger Sub.  The current business address of Mr. Blackford is 7700 France Avenue South, Suite 275, Edina, Minnesota 55435.  Mr. Blackford is a citizen of the United States of America.

Director and Executive Officer

Director/Officer	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gary D. Blackford

Chairman of the Board of Directors and Chief Executive Officer of UHS since 2007 and, prior to that time, President, Chief Executive Officer and a member of the Board of Directors of UHS since 2002; President, Secretary and Treasurer and Director of Merger Sub since 2011.

SCHEDULE C

Supporting Stockholders

Supporting Stockholder	Number of Shares Subject to Tender Agreements	Percentage Ownership
Louis Buther	757,492	10.9%
Bruce J. Haber	330,017	4.7%
Bruce Haber Family Trust under Agreement dated November 16, 2005	1,150,519	16.5%
Jessica Haber Irrevocable Trust dated August 13, 1999	199,186	2.9%
William M. McKay	217,250	3.1%
K. Dean Reade, Jr.	90,092	1.3%
Mark Waldron	400,895	5.8%
Howard Waltman	135,324	1.9%

EXHIBIT INDEX

Exhibit 2.1

Agreement and Plan of Merger, dated February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Emergent Group Inc. (incorporated by reference to Exhibit 2.1 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.2

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.3

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.4

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.5

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.6

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.7

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.8

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 2.9

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011).

Exhibit 99.1	Joint Filing Agreement, dated February 16, 2011, between Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc.